International Commercial Television Inc. (a US publicly traded company)

September 28, 2009

Ta Tanisha Meadows, Staff Accountant
Corporate Headquarters:
299 Madison Avenue N.
Suite C
Bainbridge Island, WA
98110
Phone: 206-780-8203
Fax: 206-780-8302

Operation Headquarters:
487 Devon Park Drive
Suite 212
Wayne, Pa. 19087
Phone: 484-598-2300
Fax: 484-598-2301

International Operations:
980 1St West
Suite #207
North Vancouver, B.C.
V7P 3N4
Phone: 604-903-5806
Fax: 604-903-5801
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	International Commercial Television, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed September 10, 2009
File No. 0-49638

Dear Ms. Meadows:

In response to your comment letter dated September 11, 2009, regarding the above filing, the following changes have been made in our Form 8-K/A as filed:

Comment 1: Please revise the date on the cover page to represent the date of the earliest event reported.

We have revised the date of the filing to September 3, 2009, which is the date on which our CEO signed an engagement letter with our new accounting firm.

Comment 2: Please clarify your disclosure in the first sentence of the second paragraph to state that Dohan’s reports on the financial statements for each of the fiscal years ended December 31, 2007 and 2006 did not contain an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, except each report contained an explanatory paragraph regarding your ability to continue as a going concern.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

We have revised the first sentence of the second paragraph as suggested.

Comment 3:  Please clarify your disclosure in the second sentence of the second paragraph regarding the period during which there were no disagreements with Dohan.   This period should include the two most recent fiscal years and any subsequent interim period through the date of dismissal on September 4, 2009.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

We have clarified the second sentence of the second paragraph as suggested.

International Commercial Television Inc. (a US publicly traded company)

Comment 4: Please disclose the date that you engaged Amper as you independent registered accounting firm. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.
Corporate Headquarters:
299 Madison Avenue N.
Suite C
Bainbridge Island, WA
98110
Phone: 206-780-8203
Fax: 206-780-8302

Operation Headquarters:
487 Devon Park Drive
Suite 212
Wayne, Pa. 19087
Phone: 484-598-2300
Fax: 484-598-2301

International Operations:
980 1St West
Suite #207
North Vancouver, B.C.
V7P 3N4
Phone: 604-903-5806
Fax: 604-903-5801

We have added to the first sentence on the third paragraph the date that we engaged Amper. September 3, 2009 was the date on which our CEO signed the engagement letter.

Comment 5:  Please note that you are required to file an updated letter from the former accountant stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We have filed an updated letter from Dohan as an exhibit of the Form 8-K/A.

We have also provided the requested statement from the Company.

Sincerely,

/s/ Richard Ransom

Chief Financial Officer